UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PACIFIC INTERNET LIMITED

(Name of Issuer)

Ordinary Shares of Par Value $2.00 Per Share

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number)

Terrence R. Brady
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5699

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y66183-10-7

1.	Names of Reporting Persons.S.S. OR I.R.S. Identification Nos. of above persons (entities only) VANTAGE CORPORATION LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,829,373

	8.	Shared Voting Power 50,000 (See Item 5)

	9.	Sole Dispositive Power 3,829,373

	10.	Shared Dispositive Power 50,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,373 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO (See Item 3)

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value S$2.00 per share (the “Shares”) of Pacific Internet Limited, a company incorporated under the laws of the Republic of Singapore (the “Issuer”).  The address of the Issuer’s principal executive office is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore Science Park, Singapore 118261.

Item 2.	Identity and Background

(a)      This Statement is being filed by Vantage Corporation Limited (“Vantage”).  Vantage is a company incorporated under the laws of the Republic of Singapore.

(b)      The business address of Vantage is 80 Raffles Place, #29-20, UOB Plaza 2, Singapore, 048624.

(c)      The principal business of Vantage is the holding of shares in, and the provision of finance and services to, its subsidiaries and affiliate.

(d)      Neither Vantage, nor, to its knowledge, any person named on Exhibit 1 hereto, has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)      Neither Vantage, nor, to its knowledge, any person named in Exhibit 1 hereto, has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of Vantage’s directors and executive officers as of the date hereof are set forth on Exhibit 1 attached hereto and incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

On September 29, 2005, Vantage entered into a Sale and Purchase Agreement (the “Purchase Agreement”) with Kingsville Capital Limited, a limited liability private company incorporated under the laws of the British Virgin Islands (“Kingsville”) to purchase 3,829,373 Shares (the “Purchased Shares”) for aggregate consideration of US$30,500,000.  The Purchased Shares were sold and transferred to Vantage by Kingsville on February 24, 2006 upon the satisfaction of the conditions precedent contained in the Purchase Agreement.  A copy of the Purchase Agreement is attached hereto as Exhibit 2 and incorporated by reference herein.

The source of the purchase price consisted of (i) a cash payment to Kingsville of US$19,500,000, (ii) the extension of convertible loan payable by Vantage to Kingsville in the amount of US$11,000,000 (the “Convertible Loan”) and (iii) the issuance of up to 20,000,000 warrants of Vantage to Kingsville at a strike price of S$0.29 per share exercisable under the warrants (the “Warrants”).

The cash payment used to purchase the Purchased Shares was obtained from the working capital of Vantage.

Item 4.	Purpose of Transaction
Vantage is acquiring the Purchased Shares to pursue a strategic opportunity to invest in a telco-independent, internet communications service provider with a network covering Singapore and other Asia-Pacific countries.

In addition, trading of Vantage Ordinary Shares, par value S$0.24 per share (the “Vantage Shares”) has been suspended on the Singapore Exchange Securities Trading Limited (“SGX-ST”) since September 2, 2004 pursuant to Rule 1018(2) of the SGX-ST Listing Manual, as amended.  On January 19, 2006, SGX-ST advised Vantage that it would lift the suspension on trading the Vantage Shares if it meets certain conditions, including conditions relating to the acquisition of the Purchased Shares.  Therefore, the acquisition of the Purchased Shares will help facilitate the lifting of the SGX-ST suspension.

In connection with the Vantage’s acquisition of the Purchased Shares, Mr. James Tan, Chief Executive Officer and director of Vantage, and Ms. Zhang Yun, Chief Investment Officer and director of Vantage, were appointed to the Issuer’s board of directors in order to be involved in the formulation of the Issuer’s future business strategies and operating concerns.  Mr. Tan and Ms. Yun were appointed to fill the vacancies in the Issuer’s board of directors following the resignation of Mr. Tan Bien Kiat and Mr. Chew Hai Chwee, each representatives of Kingsville.

On February 27, 2006, Vantage Capital Pte. Ltd. (“Vantage Capital”), a wholly owned subsidiary of the Vantage, purchased 50,000 Shares in the open market.

Other than as set forth above, none of the Persons identified in Item 2 currently has plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Vantage, or its subsidiaries and affiliate, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, but not limited to, seeking additional Board representation, making proposals to the Issuer with respect to changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)      As of the close of business on March 3, 2006, Vantage beneficially owned of record 3,829,373 Shares, which constitutes approximately 28.8% of the Shares outstanding.  As of the close of business on March 3, 2005, Vantage may be deemed to be the beneficial owner of 3,879,373 Shares, which constitutes 29.1% of the Shares outstanding, based on its ownership of 100% of the capital stock of Vantage Capital.  This Statement shall not be construed as an admission that Vantage is the beneficial owner of the Shares owned of record by Vantage Capital for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The aggregate percentage of Shares reported as beneficially owned by Vantage in this Statement is based upon the total number of Shares outstanding as of December 31, 2004, as identified in the Issuer’s Form 20-F for the year ended December 31, 2004.

(b)      Vantage has the sole power to vote and dispose or direct the vote and disposition of 3,829,373 Shares.  As the owner of 100% of the capital stock of Vantage Capital, Vantage may be deemed to have shared voting or dispositive power with respect to the 50,000 Shares owned of record by Vantage Capital.

(c)      Except as described in this Statement, there were no transactions in the Shares by Vantage during the past 60 days.  To the knowledge of Vantage, no person named on Exhibit 1 hereto has effected any transaction in the Shares during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Kingsville and Vantage entered into the Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

In connection with the extension of the Convertible Loan, Kingsville and Vantage entered into a convertible loan agreement dated February 17, 2006 (the “Loan Agreement”), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.  Pursuant to the terms of the Loan Agreement, Kingsville may convert, at its option any time during the term of the Loan Agreement, the entire outstanding principal amount of the Convertible Loan into Vantage Shares at an issue price of S$0.24 per share, subject to certain conditions.  In addition, Vantage may, at its option any time during the term of the Loan Agreement, but not earlier than six calendar months from February 24, 2006, repay the outstanding principal amount of the Convertible Loan by making payment of US$11,000,000, plus interest at a rate of 7% per annum, to Kingsville.

In connection with the issuance of the Warrants, Vantage and Kingsville entered into a warrants subscription agreement dated February 17, 2006 (the “Warrants Agreement”), a copy of which is attached hereto as Exhibit 4 and incorporated by reference herein.  Pursuant to the Warrants Agreement, each Warrant provides its holder with a right to subscribe for one Vantage Share at an exercise price of S$0.29 per share, subject to certain adjustments, for a period commencing of the date of issue of the Warrant and expiring on the date immediately preceding the five year anniversary of the date of issue.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2, or between those persons and any other person with respect to the securities of the Issuer.  The descriptions in this Item 6 are qualified in their entirety by reference to the full text of each agreement, which are attached as exhibits to this Statement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.           Information with respect to directors and executive officers of Vantage Corporation Limited.

Exhibit 2.           Sale and Purchase Agreement dated September 29, 2005 by and between Kingsville Capital Ltd. and Vantage Corporation Limited.

Exhibit 3.           Convertible Loan Agreement dated February 17, 2006 by and between Kingsville Capital Ltd. and Vantage Corporation Limited.

Exhibit 4.            Warrants Subscription Agreement dated February 17, 2006 by and between Vantage Corporation Limited and Kingsville Capital Ltd.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2006	VANTAGE CORPORATION LIMITED

	By:	/s/ Zhang Yun
Name: Zhang Yun
Title: Chief Investment Officer

EXHIBIT INDEX

Number	Exhibit

1	Information with respect to directors and executive officers of Vantage Corporation Limited.

2	Sale and Purchase Agreement dated September 29, 2005 by and between Kingsville Capital Ltd. and Vantage Corporation Limited.

3	Convertible Loan Agreement dated February 17, 2006 by and between Kingsville Capital Ltd. and Vantage Corporation Limited.

4	Warrants Subscription Agreement dated February 17, 2006 by and between Vantage Corporation Limited and Kingsville Capital Ltd.